UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

In connection with the completion of the previously announced business combination (the “Business Combination”) by and among LeddarTech Holdings Inc., a company incorporated under the laws of Canada (“LeddarTech”), Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada (“LeddarTech Inc.”), on December 28, 2023 LeddarTech filed with the Autorité des marchés financiers a non-offering prospectus (the “Non-Offering Prospectus”) that included a copy of its Registration Statement on Form F-4 (No. 333-275381), which contained a prospectus of LeddarTech and proxy statement of Prospector relating to the Business Combination, and which was declared effective by the Securities and Exchange Commission on December 4, 2023. The Non-Offering Prospectus also included supplemental disclosures including the financial statements of LeddarTech Inc. for the three- and nine-month periods ended June 30, 2023 and corresponding “Management’s Discussion and Analysis of Financial Results” and certain material contracts of LeddarTech. A copy of the Non-Offering Prospectus is attached hereto as Exhibit 99.1.

Exhibits

Exhibit Number	Exhibit Description
99.1	Non-Offering Prospectus of LeddarTech Holdings Inc. as filed with the Autorité des marchés financiers on December 28, 2023
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ Frantz Saintellemy
Name:	Frantz Saintellemy,
Title:	Chief Executive Officer

Date: December 29, 2023

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